Exhibit 4.3

[$]	NEW CASTLE COUNTY, DELAWARE

[DATE]

PROMISSORY NOTE

FOR VALUE RECEIVED, INNVENTURE, LLC, a Delaware limited liability company (f/k/a We-Innventure, LLC), having its principal office at 5950 Hazeltine National Dr. Suite 650, Orlando, FL 32822 (“Borrower”), hereby unconditionally promises to pay to the order of [NAME OF PAYEE] and his/her assigns (“Payee”), the principal amount of [$] (the “Loan Amount”) in lawful money of the United States, together with all accrued interest thereon as provided in this Promissory Note (this “Note”), and all other amounts due and payable under this Note and the other Loan Documents (as defined below), as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with their terms.

This Note is issued as part of a series of similar promissory notes (collectively, the “Notes”) pursuant to the terms of that certain Promissory Note and Warrant Purchase Agreement (as amended, the “Purchase Agreement”) dated as of                             to the persons and entities listed on the Schedule of Purchasers attached to the Agreement (collectively, the “Holders”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Purchase Agreement.

1.	Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Applicable Rate” means the rate per annum equal to nine percent (9%), provided that, the rate during any First Maturity Extension Period shall be twelve percent (12%) per annum and the rate during any Second Maturity Extension Period shall be fifteen percent (15%) per annum.

“Borrower” has the meaning set forth in the introductory paragraphs.

"Change in Control" means the occurrence of any of the following: (a) one Person (or more than one Person acting as a group) acquires more than fifty percent (50%) of the membership interest of Borrower or fifty percent (50%) of the total voting power of Borrower; or (b) one Person (or more than one Person acting as a group) acquires all or substantially all of the Borrower’s assets; provided that, for clarification, a Change in Control shall not include proceeds received by Borrower from a capital raising transaction or as a result thereof where any financing party or parties in a single or series of transactions acquire a direct or indirect controlling interest of the total voting power of Borrower, or a secured creditor of Borrower acquires such controlling interest as a result of an event of default of Borrower under any applicable security agreement.

“Default” means any of the events specified in Section 5 that constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both, pursuant to Section 5 would, unless cured or waived, become an Event of Default.

“Default Rate” means: (a) for the period lasting until thirty-six (36) months from the date of execution of this Note, the Applicable Rate plus three percent (3%); and (b) for any time thereafter until this Note is paid in full, the Applicable Rate plus six percent (6%). In no event, however, shall the Default Rate exceed the maximum rate of interest allowed by applicable law.

“Event of Default” has the meaning set forth in Section 5.

“First Maturity Extension Period” means the period beginning thirty-six (36) months from the date of execution of this Note and ending on the day prior to the Second Maturity Extension Period.

“Holders” has the meaning set forth in the introductory paragraphs.

“Loan” means the loan in the amount of [$] made by Payee to Borrower evidenced by this Note.

“Loan Amount” has the meaning set forth in the introductory paragraphs and includes, if applicable, the original issue discount applied pursuant to the Purchase Agreement.

“Loan Documents” means, collectively, this Note, the Purchase Agreement and all other instruments and documents at any time executed by Borrower relating to, evidencing or setting out any of the terms of or security for the Loan, and the term “Loan Document” means any of the Loan Documents, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its or their terms.

“Maturity Date” means the earlier of: (a) the Scheduled Maturity Date; or (b) the date on which all amounts evidenced by this Note shall become due and payable pursuant to Section 5.

“Monthly Installment(s)” means equal monthly installments of interest that has accrued on the Loan Amount at the Applicable Rate for the prior calendar month determined in accordance with this Note.

“Monthly Payment Date” means the first day of each calendar month during the term of this Note commencing on the first such day to occur after the date of execution of this Note.

“Note” has the meaning set forth in the introductory paragraph.

“Parties” means Borrower and Payee, and their permitted successor and assigns.

“Payee” has the meaning set forth in the introductory paragraphs.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, governmental authority or other entity.

“Portfolio Company” means an entity in which Borrower holds more than fifty percent (50%) of its total equity securities or controls more than fifty percent (50%) of its total voting power.

“Portfolio Company Sale” means the occurrence of any of the following: (a) one Person (or more than one Person acting as a group) acquires more than fifty percent (50%) of the total voting power of a Portfolio Company; or (b) one Person (or more than one Person acting as a group) acquires all or substantially all of a Portfolio Company’s assets; provided that, for clarification, a Portfolio Company Sale shall not include proceeds received by a Portfolio Company from a capital raising transaction or as a result thereof where any financing party or parties in a single or series of transactions acquire a direct or indirect controlling interest of the total voting power of Borrower, or a secured creditor of a Portfolio Company acquires such controlling interest as a result of an event of default of such Portfolio Company under the applicable security agreement.

“Prepayment Fee” has the meaning set forth in Section 3.1.

“Purchase Agreement” has the meaning set forth in the introductory paragraphs.

“Requisite Holders” has the meaning set forth in the Purchase Agreement.

“Scheduled Maturity Date” means the date occurring thirty-six (36) months from the date of execution of this Note, which may, in Borrower’s discretion, be extended through the First Maturity Extension Period and the Second Maturity Extension Period.

“Second Maturity Extension Period” means the period beginning forty-eight (48) months from the date of execution of this Note and ending on the date occurring sixty (60) months from the date of execution of this Note.

2.	Payment of Interest and Principal. Interest and principal under this Note shall be payable as follows:

2.1
Interest. Except as otherwise provided in this Note, the outstanding Loan Amount shall accrue interest at an annual rate equal to the Applicable Rate from the date of this Note until this Note is paid in full, whether at maturity, upon acceleration, by prepayment or otherwise.

2.2	Monthly Payment Dates. On each Monthly Payment Date during the term of this Note, Borrower shall pay the Monthly Installment.

2.3	Final Payment Date. On the Maturity Date, a final payment in the aggregate amount of the then outstanding and unpaid Loan Amount, together with all accrued and unpaid interest thereon shall become immediately due and payable in full.

2.4	Default Interest. If an Event of Default occurs and is continuing on account of the failure by Borrower to pay any amount payable under this Note when due, the outstanding Loan Amount of this Note shall bear interest at the Default Rate from the date payment was due until such delinquent payment is paid in full. This provision shall not imply that Borrower may cure any Default or Event of Default or reinstate the Loan after an Event of Default other than as expressly permitted under the terms of this Note and the Loan Documents, nor shall this provision imply that Borrower has a right to delay or extend the dates upon which payments are due under this Note or any Loan Document.

3.	Prepayment.

3.1
Permitted Prepayment. Borrower may prepay the entire principal balance of the Loan then outstanding under this Note, together with all accrued and unpaid interest thereon to the date of prepayment, upon not less than fifteen (15) days’ prior written notice to Payee, which may be subject to a prepayment fee in addition to such amounts in accordance with Section 3.2 (the “Prepayment Fee”).

3.2
Prepayment Fee. Unless prepayment is made any time after to the twenty-fourth (24th) month after the date of execution of this Note, or unless prepayment is made pursuant to a Change in Control of Borrower, or unless prepayment is made pursuant to a Portfolio Company Sale, in which case no Prepayment Fee shall be due and owing, the Prepayment Fee shall be the present value as of the date of prepayment of the remaining scheduled payments of principal and interest plus six percent (6%). Payee will, upon request, provide a written estimate of the amount of the Prepayment Fee fifteen (15) days before the date of the scheduled prepayment.

4.	Payment Mechanics.

4.1
General. All payments made hereunder shall be made in lawful money of the United States of America and shall be made pro-rata among all Holders. All payments shall be applied first to accrued interest at the Applicable Rate or the Default Rate, as applicable, and then, to the payment of the principal amount outstanding under the Note.

4.2
Affirmative Covenant. In the event of a Change in Control of Borrower or a Portfolio Company Sale, and after provision is made by Borrower for (i) tax obligations owed by Borrower or its members as a result thereof, (ii) employee wages and taxes due in the normal course, (iii) rents, contractor and vendor fees outstanding at the time thereof, (iv) payments resulting from any judgments, settlements or regulatory fines or assessments, (v) payments of general expenses to creditors, (vi) a reasonable working capital reserve for Borrower taking into account general overhead expenses, (vii) payments due by Borrower in respect of secured debt and priority liens, and (viii) any guaranty payments due by Borrower to any lender related to it or any Portfolio Company, Borrower shall use the cash proceeds it receives from any such Change in Control of Borrower or Portfolio Company Sale to repay this Note prior to paying any other debts or making any distributions to its members, and in all cases subject to Section 3.2 and Section 10; provided that, for clarification, the prepayment obligation of Borrower under this Section 4.2 shall only apply to that portion of cash proceeds actually and when received by Borrower in connection with a Change in Control of Borrower or Portfolio Company Sale; and further provided that nothing in this Section 4.2 shall be construed to restrict Borrower from making any repurchases or redemptions of incentive equity issued to service providers in accordance with Borrower’s equity incentive plan in effect or any service contracts, which may be effectuated by Borrower prior to or concurrently with any prepayment obligation pursuant to this Section 4.2.

5.
Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to Borrower (which election and notice shall not be required in the case of an Event of Default under Section 5.3 or Section 5.4), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

5.1
Failure to Pay. Borrower fails to pay timely any of the Loan Amount due under this Note on the date the same becomes due and payable or any accrued interest due under this Note on the date the same becomes due and payable and, after written demand for payment thereof by Payee has been made, such amount remains unpaid for fifteen (15) days after Borrower’s receipt of such notice.

5.2
Default under Any Loan Documents. Borrower shall default or fails to perform any material obligation set forth in any of the Loan Documents and such default or failure continues for more than thirty (30) days following Borrower’s receipt of written notice of such default or failure.

5.3
Borrower Files Petition. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing.

5.4
Involuntary Petition. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

6.
Conversion Upon Default. If there shall be any Event of Default continuing hereunder, in lieu of acceleration, the Payee may elect, upon five (5) day's written notice to the Borrower, to convert all the outstanding principal balance of this Note and accrued but unpaid interest into common units of the Borrower based on the following formula:

(a)
Two (2) times the unpaid principal balance plus accrued but unpaid interest under this Note at the time of conversion may be converted into common units of the Borrower based on a pre-money valuation to be agreed between by the Borrower and the Holders of greater than fifty percent (50%) of the outstanding principal balances of all Notes electing conversion at such time. If such parties do not agree on a valuation within twenty (20) days, the valuation for conversion shall be determined by an independent appraiser appointed by the Borrower and the Holders of greater than fifty percent (50%) of the outstanding principal balances of all Notes electing conversion at such time. If such parties are unable to agree on an appraiser within twenty (20) days, the appraiser shall be selected by the American Arbitration Association in Wilmington, Delaware, upon application of any party. Any appraiser shall be a member or an associate of an independent banking firm, a public accounting firm, an appraisal firm, or another Person experienced in valuing the securities of private entities. The determination of the valuation of the Borrower for purposes of the pre-money valuation for conversion of Notes under this Section 6 shall be binding on all Holders and interested persons and shall continue to serve as the valuation for any elective conversion under this Section 6 for the six (6) months following such valuation date. The fees and expenses of any appraiser shall be borne one-half (1/2) by the Borrower and one-half (1/2) by the Holders electing conversion at such time. The Borrower may deduct any amounts due from Payee for such expenses from the amount being converted under this Section 6. Any such conversion shall be in full satisfaction of all amounts due under this Note.

(b)
If the conversion of this Note would result in the issuance of a fractional unit, the Borrower shall, in lieu of issuance of any fractional unit, pay the Payee otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one unit of the class and series of membership interests into which this Note has converted by such fraction.

7.
Expenses. Upon the occurrence and during the continuation of an Event of Default hereunder, Borrower shall pay all reasonable attorneys’ fees and court costs incurred by Payee in enforcing and collecting this Note.

8.	Waiver. Borrower hereby waives demand, notice, presentment, protest and notice of dishonor.

9.
Governing Law; Venue; Waiver of Jury Trial; Class Action Waiver. This Note shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. Any action brought under this Note or related to the transactions contemplated hereunder shall be brought in the U.S. District Court for the District of Delaware, or in the state courts sitting in New Castle County, Delaware. NO PROCEEDING ARISING OUT OF THIS NOTE OR RELATED HERETO SHALL BE BROUGHT OR HEARD AS A CLASS OR COLLECTIVE ACTION WITHOUT THE PRIOR WRITTEN CONSENT OF BORROWER AND PAYEE HEREBY EXPRESSLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, TO PARTICIPATE IN SUCH A CLASS OR COLLECTIVE ACTION AGAINST BORROWER RELATED TO ANY AND ALL DISPUTES ARISING OUT OF THIS NOTE. THE PARTIES HERETO EXPRESSLY AND VOLUNTARILY WAIVE, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE ARISING OUT OF THIS NOTE OR RELATED HERETO.

10.
Parity with Other Notes. Borrower’s payment obligation to Payee under this Note shall be on parity with the Borrower’s obligation to repay all Notes issued pursuant to the Purchase Agreement. In the event that Borrower is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro-rata basis. The preceding sentence shall not, however, relieve Borrower of its obligations to Payee hereunder.

11.	Modification; Waiver. Any term of this Note may be amended or waived with the written consent of Borrower and the Requisite Holders.

12.
Assignment. This Note may be transferred only upon its surrender to Borrower for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to Borrower. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of Borrower’s obligation to pay such interest and principal.

[Signature Page Follows]

[Signature Page to Promissory Note]

IN WITNESS WHEREOF, the undersigned has caused this Note to be duly executed as of the date first set forth above.

BORROWER

Innventure, LLC

By:
Name: Bill Haskell
Title: CEO

Payee: [NAME OF PAYEE]

Loan Amount: [$]

Date of Note: [DATE]